Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2009	2008

Income before income taxes	$727	$1,314
Interest	92	90
Portion of rentals deemed to be interest	20	20
Income available for fixed charges	$839	$1,424

Fixed charges:
Interest	$92	$90
Portion of rentals deemed to be interest	20	20
Total fixed charges	112	110
Preferred stock dividend requirements	1	2
Total fixed charges and preferred stock dividend requirements	$113	$112

Ratio of earnings to fixed charges	7.52	12.93
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	7.44	12.76

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.